                                                                      EXHIBIT 12

                                MASCOTECH, INC.

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                        FOR THE YEARS ENDED DECEMBER 31
                                           ----------------------------------------------------------
                                             1995        1994          1993        1992        1991
                                           --------    ---------     --------    --------    --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES AND FIXED CHARGES:
  Income (loss) from continuing
     operations before income taxes
     (credit) and extraordinary income
     (loss).............................   $100,280    $(264,490)    $121,180    $ 68,250    $(12,470)
  Deduct equity in undistributed
     earnings of less-than-fifty-percent
     owned companies....................    (29,590)     (23,350)     (19,930)    (21,760)     (3,530)
  Add interest on indebtedness, net.....     51,500       51,290       83,000      87,830     124,220
  Add amortization of debt expense......      1,670        3,450        4,390       1,930       2,230
  Estimated interest factor for
     rentals............................      7,070        6,220        5,550       5,740       5,220
                                           --------    ---------     --------    --------    --------
  Earnings (loss) before income taxes
     and fixed charges..................   $130,930    $(226,880)    $194,190    $141,990    $115,670
                                           ========    =========     ========    ========    ========
FIXED CHARGES:
  Interest on indebtedness, net.........   $ 51,690    $  51,540     $ 83,110    $ 87,980    $124,370
  Amortization of debt expense..........      1,670        3,450        4,390       1,930       2,230
  Estimated interest factor for
     rentals............................      7,070        6,220        5,550       5,740       5,220
                                           --------    ---------     --------    --------    --------
     Total fixed charges................     60,430       61,210       93,050      95,650     131,820
                                           --------    ---------     --------    --------    --------
  Preferred stock dividend
     requirement(a).....................     21,970       14,630       25,860      17,140      11,350
                                           --------    ---------     --------    --------    --------
  Combined fixed charges and preferred
     stock dividends....................   $ 82,400    $  75,840     $118,910    $112,790    $143,170
                                           ========    =========     ========    ========    ========
RATIO OF EARNINGS TO FIXED CHARGES......        2.2       --    (b)       2.1         1.5          .9(d)
                                           ========    =========     ========    ========    ========
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  DIVIDENDS.............................        1.6       --    (c)       1.6         1.3          .8(e)
                                           ========    =========     ========    ========    ========

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirement of the Company and its 50% owned companies.

(b) 1994 results of operations are inadequate to cover fixed charges by $288,090.

(c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.

(d) 1991 earnings are inadequate to cover fixed charges by $16,150.

(e) 1991 earnings are inadequate to cover combined fixed charges and preferred stock dividends by $27,500.